FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                         Form 20-F __X__  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                         Yes ____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): Not applicable.

/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

October 25, 2016

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2015 AND 2016 AND FOR THE NINE-MONTH PERIOD
ENDED IN THIS DATE

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2015 AND 2016 AND FOR THE NINE-MONTH PERIOD
ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/         = New Peruvian Sol
US$ = United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	September 30,			December 31,	September 30,
	Note	2015	2016		Note	2015	2016

Current assets				Current liabilities
Cash and cash equivalents		554,002	696,269	Borrowings	12	1,228,020	1,084,732
Financial asset at fair value through profit or loss		3,153	743	Bonds	13	37,083	44,554
Trade accounts receivables		1,050,791	981,053	Trade accounts payable		1,635,760	1,577,505
Unbilled work in progress		1,319,187	1,176,140	Accounts payable to related parties	9	77,830	135,426
Accounts receivable from related parties	9	280,153	236,163	Current income tax		34,116	13,932
Other accounts receivable		824,589	763,699	Other accounts payable		1,066,000	1,064,438
Inventories		1,159,154	1,234,343	Provisions	14	13,468	16,912
Prepaid expenses		40,023	45,049	Total current liabilities		4,092,277	3,937,499
		5,231,052	5,133,459

Non-current assets classified as held for sale		22,511	22,527	Non-current liabilities
				Borrowings	12	553,336	940,488
Total current assets		5,253,563	5,155,986	Long-term bonds	13	757,008	927,430
				Other long-term accounts payable		246,396	503,411
Non-current assets				Long-term accounts payable to related parties	9	20,136	22,153
Long-term trade accounts receivable		621,831	667,614	Provisions	14	35,618	23,548
Long-term unbilled work in progress		59,754	63,242	Derivative financial instruments		2,331	2,023
Prepaid expenses		22,386	32,516	Deferred income tax liability		101,664	92,137
Other long-term accounts receivable		65,929	321,576	Total non-current liabilities		1,716,489	2,511,190
Available-for-sale financial assets	8	120,134	-	Total liabilities		5,808,766	6,448,689
Investments in associates and joint ventures	10	646,884	1,065,419
Investment property		34,702	33,192	Equity
Property, plant and equipment	11	1,111,757	1,135,611	Capital	15	660,054	660,054
Intangible assets	11	881,020	1,045,642	Legal reserve		132,011	132,011
Deferred income tax asset		173,851	198,286	Optional reserve		29,974	29,974
Total non-current assets		3,738,248	4,563,099	Share Premium		897,532	879,349
				Other reserves		(129,059)	(138,907)
				Retained earnings		1,064,044	1,173,179
				Equity attributable to controlling interest in the Company		2,654,556	2,735,660
				Non-controlling interest		528,489	534,736
				Total equity		3,183,045	3,270,396
Total assets		8,991,811	9,719,085	Total liabilities and equity		8,991,811	9,719,085

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the period of nine months
		ended September 30,
	Note	2015	2016

Revenues from construction activities		4,064,096	2,534,546
Revenues from services provided		1,342,132	1,418,346
Revenue from real estate and sale of goods		211,677	285,436
		5,617,905	4,238,328

Cost of construction activities		(3,876,589)	(2,363,914)
Cost of services provided		(1,156,472)	(1,209,854)
Cost of real estate and goods sold		(117,164)	(214,502)
	16	(5,150,225)	(3,788,270)
Gross profit		467,680	450,058

Administrative expenses	16	(296,611)	(289,000)
Other income and expenses		10,510	46,289
Gain from the sale of investments	8	-	31,768
Operating profit		181,579	239,115

Financial expenses		(124,162)	(103,189)
Financial income		34,985	21,324
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		21,236	51,741
Profit before income tax		113,638	208,991
Income tax	17	(75,928)	(46,905)
Profit for the period		37,710	162,086

Profit attributable to:
Owners of the Company		6,709	138,642
Non-controlling interest		31,001	23,444
		37,710	162,086

Earnings per share from continuing operations
attributable to owners of the Company during
the period		0.010	0.210

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of nine months
		ended September 30,
	Note	2015	2016

Profit for the period		37,710	162,086
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(3,617)	(575)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		109	217
Foreign currency translation adjustment, net of tax		(60,686)	32,213
Change in value of available-for-sale financial assets, net of tax	8	5,377	(43,681)
Exchange difference from net investment in a foreign operation, net of tax		(11,680)	11,712
		(66,880)	461
Other comprenhensive income for the period, net of tax		(70,497)	(114)
Total comprehensive income for the period		(32,787)	161,972

Comprehensive income attributable to:
Owners of the Company		(43,120)	128,372
Non-controlling interest		10,333	33,600
		(32,787)	161,972

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

	Attributable to the controlling interests of the Company
	Number of shares		Legal	Optional	Premium for issuance	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares	reserves	earnings	Total	interest	Total

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707
Profit for the period	-	-	-	-	-	-	6,709	6,709	31,001	37,710
Cash flow hedge	-	-	-	-	-	104	-	104	5	109
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,496)	(2,496)	(1,121)	(3,617)
Foreign currency translation adjustment	-	-	-	-	-	(41,314)	-	(41,314)	(19,372)	(60,686)
Change in value of available-for-sale financial assets	-	-	-	-	-	5,377	-	5,377	-	5,377
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(11,500)	-	(11,500)	(180)	(11,680)
Comprehensive income of the year	-	-	-	-	-	(47,333)	4,213	(43,120)	10,333	(32,787)
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(104,911)	(104,911)	(4,316)	(109,227)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	12,556	12,556
- Additional acquisition of non-controlling	-	-	-	-	(894)	-	-	(894)	(971)	(1,865)
- Sale to non-controlling interest	-	-	-	-	-	-	-	-	2,445	2,445
Total transactions with shareholders	-	-	-	29,974	(894)	-	(134,885)	(105,805)	9,714	(96,091)
Balances as of September 30, 2015	660,054	660,054	132,011	29,974	898,417	(161,228)	983,024	2,542,252	502,577	3,044,829

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit for the period	-	-	-	-	-	-	138,642	138,642	23,444	162,086
Cash flow hedge	-	-	-	-	-	206	-	206	11	217
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(422)	(422)	(153)	(575)
Foreign currency translation adjustment	-	-	-	-	-	22,122	-	22,122	10,091	32,213
Change in value of available-for-sale financial assets	-	-	-	-	-	(43,681)	-	(43,681)	-	(43,681)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	11,505	-	11,505	207	11,712
Comprehensive income of the period	-	-	-	-	-	(9,848)	138,220	128,372	33,600	161,972
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	(30,853)	(30,853)	(20,965)	(51,818)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	(3,432)	(3,432)
- Additional acquisition of non-controlling	-	-	-	-	(18,183)	-	-	(18,183)	(3,487)	(21,670)
- Sale to non-controlling interest	-	-	-	-	-	-	(292)	(292)	494	202
- Deconsolidation of former subsidiary	-	-	-	-	-	-	2,060	2,060	37	2,097
Total transactions with shareholders	-	-	-	-	(18,183)	-	(29,085)	(47,268)	(27,353)	(74,621)
Balances as of September 30, 2016	660,054	660,054	132,011	29,974	879,349	(138,907)	1,173,179	2,735,660	534,736	3,270,396

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period of nine months
		ended September 30,
	Note	2015	2016

OPERATING ACTIVITIES
Profit before income tax		113,638	208,991
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	158,205	148,090
Amortization of other assets	11	61,457	62,274
Impairment of inventories	16	1,086	1,329
Impairment of accounts receivable	16	4,832	-
Impairment of property, plant and equipment	16	14	279
Lower of intangible assets		-	1,621
Reversal of impairment of inventories		(630)	-
Profit on fair value of financial asset at fair value through profit or loss		(1,420)	34
Other Provisions	14	2,701	5,470
Interest income,net		77,142	105,449
Adjustments to PPA of loans		(58)	-
Foreign exchange loss (gain) on loans		15,728	(38,635)
Share of the profit and loss in associates
under the equity method of accounting	10	(21,236)	(51,741)
Reversal of provisions	14	(5,613)	(16,180)
Lower of fixed assets		4,892	3,376
Lower of investments		-	1,295
Profit on sale of property, plant and equipment		(4,203)	(15,223)
Gain on financial asset at fair value through profit or loss		420	(31,667)
Loss on sale of investments		-	(24)
Net variations in assets and liabilities:
Trade accounts receivable		(202,298)	331,500
Other accounts receivable		(161,592)	(203,123)
Other accounts receivable from related parties		11,333	43,990
Inventories		(236,972)	(66,308)
Pre-paid expenses and other assets		(28,364)	(2,886)
Trade accounts payable		35,036	(143,365)
Other accounts payable		(142,381)	188,602
Other accounts payable to related parties		(20,205)	46,971
Other provisions		(1,076)	(570)
Interest payment		(80,085)	(120,419)
Payments related to Norvial Concession		(103,824)	(57,765)
Payment of income tax		(148,159)	(95,663)
Net cash provided by (applied to) operating activities		(671,633)	305,702

INVESTING ACTIVITIES
Sale of available-for-sale investment		-	1,384
Sale of property, plant and equipment		14,664	50,407
Sale of financial asset at fair value through profit or loss		4,604	-
Return of contributions		-	1,390
Interest received		14,548	10,734
Dividends received	10	50,303	18,347
Payment for purchase of investments properties		(600)	(228)
Payments for intangible purchase		(21,282)	(28,693)
Payments for purchase and contributions on investment in associate and joint ventures		(66,391)	(404,776)
Payments for property, plant and equipment purchase		(157,536)	(119,771)
Net cash applied to investing activities		(161,690)	(363,865)

FINANCING ACTIVITIES
Loans received		3,251,060	2,905,500
Bonds issued		825,016	178,375
Amortization of loans received		(3,201,138)	(2,769,831)
Amortization of bonds issued		(10,719)	(16,380)
Payment for transaction costs for debt		(18,518)	(13,747)
Dividends paid to owners of the parent		(104,911)	(30,853)
Dividends paid to non-controlling interest		(4,316)	(19,600)
Cash received from non-controlling shareholders		8,384	(11,566)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		581	(21,468)
Net cash (applied to) provided by financing activities		745,439	200,430
Net increase (net decrease) in cash		(87,883)	142,267
Cash and cash equivalents at the beginning of the year		818,402	554,002
Cash and cash equivalents at the end of the period		730,519	696,269

NON-CASH TRANSACTIONS:
Debt capitalization		-	22,308
Acquisition of assets through finance leases		79,819	29,089
Change in fair vaue of available-for-sale financial asset		-	(43,681)

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2015 AND 2016 (UNAUDITED), AND AT DECEMBER 31, 2015 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of September 30, 2016 have been prepared and authorized for issuance by the Chief Financial Officer on October 25, 2016.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended September 30, 2016 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2015.

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2015. There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1	Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

  (All amounts are expressed in thousands of S/. unless otherwise stated)
  UNAUDITED

4.1.2	Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3	Liquidity risk -
Compared to year end, no major changes in undiscounted contractual cash flows have occurred.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
At December 31, 2015
Other financial liabilities (except for finance leases)	1,102,855	181,729	223,713	-	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds	69,823	82,916	217,418	1,445,187	1,815,344
Trade accounts payables	1,635,760	-	-	-	1,635,760
Accounts payables to related parties	77,830	19,728	-	408	97,966
Other accounts payables	181,113	36,456	121,678	-	339,247
Other non-financial liabilities	-	2,331	-	-	2,331
	3,225,338	441,471	605,322	1,456,026	5,728,157
At September 30, 2016
Other financial liabilities (except for finance leases)	992,712	258,113	587,735	-	1,838,560
Finance leases	137,475	80,006	23,807	20,631	261,919
Bonds	108,346	164,059	327,428	1,413,434	2,013,267
Trade accounts payables	1,576,843	-	-	-	1,576,843
Accounts payables to related parties	135,426	22,153	-	-	157,579
Other accounts payables	139,445	11,293	141,586	-	292,324
Other non-financial liabilities	-	2,023	-	-	2,023
	3,090,247	537,647	1,080,556	1,434,065	6,142,515

4.2	Capital management -
The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.
As of December 31, 2015 and September 30, 2016, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

	December 31,	September 30,
	2015	2016

Total borrowing and bonds	2,575,447	2,997,204
Less: Cash and cash equivalents	(554,002)	(696,269)
Net debt	2,021,445	2,300,935
Total equity	3,183,045	3,270,396
Total capital	5,204,490	5,571,331

Gearing ratio	0.39	0.41

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	-	554,002
Financial asset at fair value through profit or loss	3,153	-	-	-	-	-	-	-	-	3,153
Trade accounts receivables	614,917	43,260	22,045	63,516	-	59,108	247,945	-	-	1,050,791
Unbilled work in progress	1,301,501	-	-	-	17,686	-	-	-	-	1,319,187
Accounts receivable from related parties	316,188	12,145	18,820	301	-	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	599,127	25,857	5,699	25,668	10,250	20,535	102,204	35,249	-	824,589
Inventories	159,557	10,025	-	13,678	-	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	520	-	40,023
Non-current assets classified as held for sale	22,511	-	-	-	-	-	-	-	-	22,511
Total current assets	3,201,969	136,132	106,605	225,404	37,488	1,109,267	531,998	194,301	(289,601)	5,253,563

Long-term trade accounts receivable	-	-	-	621,831	-	-	-	-	-	621,831
Long-term unbilled work in progress	-	40,727	19,027	-	-	-	-	-	-	59,754
Long-term accounts receivable from related parties	-	-	408	-	-	-	500	256,022	(256,930)	-
Prepaid expenses	-	3,692	15,584	2,112	998	-	-	-	-	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,726	-	2,195	-	65,929
Available-for-sale financial assets	-	-	-	-	-	-	-	120,134	-	120,134
Investments in associates and joint ventures	122,717	8,265	-	-	-	28,732	9,228	2,582,913	(2,104,971)	646,884
Investment property	-	-	-	-	-	34,702	-	-	-	34,702
Property, plant and equipment	606,158	198,774	1,624	217	-	11,303	170,660	130,113	(7,092)	1,111,757
Intangible assets	302,992	137,130	364,819	311	-	1,043	37,564	23,561	13,600	881,020
Deferred income tax asset	126,550	1,325	3,003	-	-	1,171	39,825	656	1,321	173,851
Total non-current assets	1,158,951	404,127	434,938	626,669	2,587	91,677	257,777	3,115,594	(2,354,072)	3,738,248
Total assets	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

Liabilities.-
Borrowings	652,974	101,096	55,428	-	-	224,380	91,366	102,776	-	1,228,020
Bonds	-	-	5,537	31,546	-	-	-	-	-	37,083
Trade accounts payable	1,409,982	35,428	3,768	24,498	154	14,334	134,973	12,623	-	1,635,760
Accounts payable to related parties	118,381	3,990	40,578	9,962	10,560	58,790	39,476	79,709	(283,616)	77,830
Current income tax	19,337	-	753	-	166	26	13,750	84	-	34,116
Other accounts payable	645,648	20,340	2,841	1,682	-	257,616	125,020	12,853	-	1,066,000
Provisions	-	6,341	-	-	-	-	7,127	-	-	13,468
Total current liabilities	2,846,322	167,195	108,905	67,688	10,880	555,146	411,712	208,045	(283,616)	4,092,277

Borrowings	375,952	83,307	-	-	-	27,562	66,515	-	-	553,336
Long-term bonds	-	-	180,686	576,322	-	-	-	-	-	757,008
Other long-term accounts payable	176,644	-	493	-	-	-	68,045	1,214	-	246,396
Long-term accounts payable to related parties	-	-	-	94,172	24,035	120,083	38,332	-	(256,486)	20,136
Provisions	24,624	7,034	-	-	-	-	3,960	-	-	35,618
Derivative financial instruments	-	2,331	-	-	-	-	-	-	-	2,331
Deferred income tax liability	52,016	4,250	107	9,723	270	11,937	3,164	20,197	-	101,664
Total non-current liabilities	629,236	96,922	181,286	680,217	24,305	159,582	180,016	21,411	(256,486)	1,716,489
Total liabilities	3,475,558	264,117	290,191	747,905	35,185	714,728	591,728	229,456	(540,102)	5,808,766
Equity attributable to controlling interest in the Company	720,722	255,032	198,345	78,127	4,890	158,605	162,550	3,067,987	(1,991,702)	2,654,556
Non-controlling interest	164,640	21,110	53,007	26,041	-	327,611	35,497	12,452	(111,869)	528,489
Total liabilities and equity	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

(All the amounts are expressed in thousand of S/. unless otherwise stated)
NOT AUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of September 30, 2016
Assets.-
Cash and cash equivalents	159,715	24,291	109,344	147,743	10,483	83,570	35,495	125,628	-	696,269
Financial asset at fair value through profit or loss	743	-	-	-	-	-	-	-	-	743
Trade accounts receivables	319,749	52,516	22,171	64,279	214	12,483	509,641	-	-	981,053
Unbilled work in progress	1,175,908	-	-	-	232	-	-	-	-	1,176,140
Accounts receivable from related parties	340,560	2,794	19,674	404	4,903	12,232	42,995	125,834	(313,233)	236,163
Other accounts receivable	489,867	56,009	5,930	21,154	5,155	21,027	126,479	38,078	-	763,699
Inventories	122,693	12,303	-	16,174	-	1,019,945	73,841	389	(11,002)	1,234,343
Prepaid expenses	11,620	3,847	1,669	5,192	245	80	21,226	1,170	-	45,049
Non-current assets classified as held for sale	22,527	-	-	-	-	-	-	-	-	22,527
Total current assets	2,643,382	151,760	158,788	254,946	21,232	1,149,337	809,677	291,099	(324,235)	5,155,986

Long-term trade accounts receivable	-	-	-	640,240	-	-	27,374	-	-	667,614
Long-term unbilled work in progress	-	40,596	22,646	-	-	-	-	-	-	63,242
Long-term accounts receivable from related parties	-	-	408	-	-	-	498	158,525	(159,431)	-
Prepaid expenses	-	3,440	25,879	2,241	956	-	-	-	-	32,516
Other long-term accounts receivable	5,675	30,865	32,791	225,565	8,934	15,463	2,056	227	-	321,576
Investments in associates and joint ventures	122,551	8,183	-	-	-	26,942	10,409	3,647,886	(2,750,551)	1,065,420
Investment property	-	-	-	-	-	33,192	-	-	-	33,192
Property, plant and equipment	587,782	185,024	1,362	298	17	11,794	227,905	130,599	(9,170)	1,135,611
Intangible assets	310,388	107,051	443,155	280	-	984	147,637	22,998	13,149	1,045,642
Deferred income tax asset	131,909	4,155	2,775	-	-	608	55,203	625	3,011	198,286
Total non-current assets	1,158,305	379,314	529,016	868,624	9,907	88,983	471,082	3,960,860	(2,902,992)	4,563,099
Total assets	3,801,687	531,074	687,804	1,123,570	31,139	1,238,320	1,280,759	4,251,959	(3,227,227)	9,719,085

Liabilities.-
Borrowings	590,068	84,452	67	-	-	214,089	194,436	1,620	-	1,084,732
Bonds	-	-	22,795	21,759	-	-	-	-	-	44,554
Trade accounts payable	1,211,634	32,146	1,330	10,927	250	20,368	291,574	9,276	-	1,577,505
Accounts payable to related parties	136,298	3,331	26,722	13,069	1,868	72,397	63,042	131,977	(313,278)	135,426
Current income tax	1,398	2,600	1,370	-	1,193	-	7,369	2	-	13,932
Other accounts payable	521,244	14,255	10,918	16,059	321	308,490	172,461	20,690	-	1,064,438
Provisions	-	6,411	-	-	-	155	10,346	-	-	16,912
Total current liabilities	2,460,642	143,195	63,202	61,814	3,632	615,499	739,228	163,565	(313,278)	3,937,499

Borrowings	250,116	91,120	-	-	-	16,509	85,390	497,353	-	940,488
Long-term bonds	-	-	344,149	583,281	-	-	-	-	-	927,430
Other long-term accounts payable	150,925	-	493	246,533	-	-	81,464	2,067	21,929	503,411
Long-term accounts payable to related parties	-	-	-	84,741	23,445	39,679	33,278	395	(159,385)	22,153
Provisions	13,746	7,433	-	-	-	-	2,369	-	-	23,548
Derivative financial instruments	-	2,023	-	-	-	-	-	-	-	2,023
Deferred income tax liability	23,696	3,954	-	16,833	254	10,962	27,604	8,834	-	92,137
Total non-current liabilities	438,483	104,530	344,642	931,388	23,699	67,150	230,105	508,649	(137,456)	2,511,190
Total liabilities	2,899,125	247,725	407,844	993,202	27,331	682,649	969,333	672,214	(450,734)	6,448,689
Equity attributable to controlling interest in the Company	746,504	262,305	218,749	97,777	3,808	216,080	263,981	3,566,150	(2,639,694)	2,735,660
Non-controlling interest	156,058	21,044	61,211	32,591	-	339,591	47,445	13,595	(136,799)	534,736
Total liabilities and equity	3,801,687	531,074	687,804	1,123,570	31,139	1,238,320	1,280,759	4,251,959	(3,227,227)	9,719,085

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the nine-month period
ended September 30, 2015

Revenue	4,241,095	289,044	301,579	151,983	21,470	75,121	844,588	53,203	(360,178)	5,617,905
Gross profit (loss)	239,495	52,979	56,803	30,460	1,720	26,621	117,504	(5,037)	(52,865)	467,680
Administrative expenses	(208,831)	(13,562)	(7,183)	(8,003)	(252)	(15,024)	(78,984)	(22,375)	57,603	(296,611)
Other income and expenses	(1,039)	306	-	-	-	1,038	7,391	3,835	(1,021)	10,510

Operating profit (loss)	29,625	39,723	49,620	22,457	1,468	12,635	45,911	(23,577)	3,717	181,579
Financial expenses	(88,656)	(13,935)	(3,564)	(3,716)	(33)	(8,413)	(24,754)	(1,877)	20,786	(124,162)
Financial income	8,343	116	5,351	1,347	109	433	1,261	47,684	(29,659)	34,985
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	10,304	686	-	-	-	9,826	(17)	(12,144)	12,581	21,236
Profit (loss) before income tax	(40,384)	26,590	51,407	20,088	1,544	14,481	22,401	10,086	7,425	113,638
Income tax	(29,124)	(7,777)	(13,400)	(6,132)	(407)	(3,986)	(10,361)	(5,889)	1,148	(75,928)
Profit (loss) for the period	(69,508)	18,813	38,007	13,956	1,137	10,495	12,040	4,197	8,573	37,710

Profit (loss) attributable to:

Owners of the Company	(79,765)	16,594	28,214	10,467	1,137	4,372	11,714	4,425	9,551	6,709
Non-controlling interest	10,257	2,219	9,793	3,489	-	6,123	326	(228)	(978)	31,001
	(69,508)	18,813	38,007	13,956	1,137	10,495	12,040	4,197	8,573	37,710

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the nine-month period
ended September 30, 2016

Revenue	2,714,934	277,452	210,923	174,750	17,629	138,863	993,087	45,355	(334,665)	4,238,328
Gross profit (loss)	190,584	31,120	54,470	43,480	5,764	38,638	139,699	(4,079)	(49,618)	450,058
Administrative expenses	(189,779)	(10,749)	(7,331)	(8,373)	(545)	(14,779)	(85,953)	(26,269)	54,778	(289,000)
Other income and expenses	47,036	(1,943)	110	(2)	-	707	3,158	1,847	(4,624)	46,289
Gain from the sale of investments	-	-	-	-	-	-	-	31,768	-	31,768
Operating profit	47,841	18,428	47,249	35,105	5,219	24,566	56,904	3,267	536	239,115
Financial expenses	(43,900)	(6,897)	(3,881)	(2,120)	(36)	(10,141)	(21,589)	(24,451)	9,826	(103,189)
Financial income	15,710	1,679	849	4,538	104	1,687	4,196	12,360	(19,799)	21,324
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	12,409	1,282	-	-	-	2,022	459	176,269	(140,700)	51,741
Profit before income tax	32,060	14,492	44,217	37,523	5,287	18,134	39,970	167,445	(150,137)	208,991
Income tax	(13,238)	(3,962)	(11,591)	(11,325)	(1,481)	(4,610)	(13,799)	10,556	2,545	(46,905)
Profit for the period	18,822	10,530	32,626	26,198	3,806	13,524	26,171	178,001	(147,592)	162,086

Profit attributable to:

Owners of the Company	22,406	7,711	21,126	19,649	3,806	3,736	24,014	178,912	(142,718)	138,642
Non-controlling interest	(3,584)	2,819	11,500	6,549	-	9,788	2,157	(911)	(4,874)	23,444
	18,822	10,530	32,626	26,198	3,806	13,524	26,171	178,001	(147,592)	162,086

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprised the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

At December 31, 2015, the fair value of the Group’s interest in TGP amounted to S/120.1 million; on March 31,2016 the Company decided to transfer its total interest of 1.64% to the company Enagás International S.L.U.; the amount of the transfer was for US$31.9 million (S/107.28 million).

9	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period
	ended September 30,
	2015	2016
Revenue from sale of goods and services: - Associates	1,032	-
- Joint operations	37,243	22,304
	38,275	22,304

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)	Balances of transactions with related parties

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	At December 31		At September 30
	2015		2016
	Receivable	Payable	Receivable	Payable

Joint operations:
Consorcio Constructor Ductos del Sur	154,383	-	120,279	-
Consorcio GyM Conciviles	57,679	-	60,753	-
Consorcio Rio Urubamba	10,856	2,819	9,036	-
Terminales del Peru	9,459	-	3,241	-
Adexus S.A.	8,521	-	-	-
Consorcio Peruano de Conservacion	6,270	-	8,525	-
Consorcio Rio Mantaro	6,021	15,941	4,633	12,137
Energia y Vapor	3,328	-	-	662
Consorcio Terminales	3,235	-	1,200	-
Consorcio La Gloria	3,116	3,077	3,131	3,077
Ingenieria y Construccion Sigdo Koppers-Vial	2,659	3,900	-	3,411
Consorcio Constructor Chavimochic	2,558	6,422	4,316	15,837
Consorcio Menegua	1,910	-	-	1,918
Constructora Incolur DSD Ltda.	1,681	-
Consorcio Lima	1,430	-
Consorcio Norte Pachacutec	1,026	669	1,017
Consorcio Italo Peruano	465	21,907	3,070	17,920
Consorcio Constructor Alto Cayma	387	-	-
Consorcio Construcciones y Montajes	112	2,533	-
Bechtel Vial y Vives Servicios	-	-	-	6,527
Complementarios Ltda.	84	6,956	-
Consorcio Huacho Pativilca	80	5,041	-	4,151
Consorcio para la atencion y mantenimiento de ductos	-	-	-	26,192
Consorcio Ermitano	-	-	519	9,092
Consorcio Vial Sierra	-	-	647	5,749
Gasoducto Sur Peruano	-	-	-	20,527
Consorcio Vial Quinua	-	-	3,662	-
Consorcio Lima Actividades Comerciales	-	-	1,285	-
Other	4,893	4,275	4,047	3,548
	280,153	73,540	229,361	130,747
Other related parties:
Peru Piping Spools SAC	-	-	6,802	-
Ferrovias Argentina	-	20,136	-	22,153
Arturo Serna	-	4,290	-	4,679
	-	24,426	6,802	26,832
Less non-current portion:	280,153	97,966	236,163	157,579
Ferrovias Argentina	-	(20,136)	-	(22,153)
Non-current portion	280,153	77,830	236,163	135,426

                  Accounts receivable and payable have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short- term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of September 30, 2016, associates in which the Group has significant influence are similar to those existing as of December 31, 2015, except for the acquisitions mentioned.

The movement of our investments in associates for the period ended September 30, 2015 and September 30, 2016 is as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	2015	2016

Beginning balance	229,563	646,884
Acquisition and/or contributions received	66,391	850
Increase in capital	-	389,662
Share of the profit and loss in associates under the equity method of accounting	21,236	51,741
Dividends received	(50,303)	(18,347)
Acquisition of control - Adexus	-	(26,432)
Contract adjustment - Gasoducto Sur Peruano	-	20,554
Other	(4,249)	507
Ending balance	262,638	1,065,419

In January and August 2016, the Company capitalized debt with Adexus by S / 8.3 million and S / 14 million respectively, increasing its participation in the first case from 44% to 52% and in the second capitalization from 52% to 91.03 % control is adquired. To date, the company has incorporated in the Consolidated Financial Statements assets and liabilities of Adexus, the process of measuring the fair value of net asset is still in process, management estimates this process will be concluded by the end of December 2016 .

On November 2015, subsidiary Negocios del Gas SA. adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$215 million, at December 2015 the contribution was S/391 million and at March 2016 its contribution was increased in S/198.3 million.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended September 30,2015 and 2016, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2015	1,147,018	778,743

Additions	238,650	129,910
Transfers, disposals and adjustme	(54,213)	7,825
Deductions for sale of assets	(9,725)	-
Depreciation, amortization	(156,549)	(61,457)
Net cost at September 30, 2015	1,165,181	855,021

At January 1, 2016	1,111,757	881,020

Additions	148,861	102,367
Acquisition of subsidiary - net	47,165	101,534
Transfers, disposals and adjustme	9,364	22,995
Deductions for sale of assets	(35,184)	-
Depreciation, amortization	(146,352)	(62,274)
Net cost at September 30, 2016	1,135,611	1,045,642

                  As of September 30, 2015 and 2016, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

As of September 30, 2015 and 2016, the amounts registered in Intangible assets comprise of investments in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model ).

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:	At December 31,	At September 30,
	2015	2016
Engineering and construction	140,090	142,910
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,443	6,933
IT equipment and services	4,172	4,172
	184,808	188,118

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of September 30, 2016 same criteria were applied as those in test impairment at December 31, 2015.

12	BORROWINGS

   This item comprises:

	Total		Current		Non-current
	At December 31, 2015	At September 30, 2016	At December 31, 2015	At September 30, 2016	At December 31, 2015	At September 30, 2016

Bank Loans	1,480,071	1,784,363	1,082,860	958,952	397,211	825,411
Leases	301,285	240,857	145,160	125,780	156,125	115,077
	1,781,356	2,025,220	1,228,020	1,084,732	553,336	940,488

a) Bank loans -

As of September 30, 2016 and December 31, 2015, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.0% and 14.2% in 2016 and between 1.0% and 13.1% in 2015.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

			Current		Non-current
			At	At	At	At
	Interest rate	Date of maturity	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016
GyM S.A.	1.00% / 7.80%	2016 / 2020	535,776	500,242	286,671	204,442
Graña y Montero S.A.A.	Libor USD 3M +4.9	2016 / 2020	102,776	1,620	-	497,353
Viva GyM S.A.	7.80% / 9.46%	2016 / 2017	220,423	209,701	8,372	-
GMP S.A.	3.50% / 6.04%	2016 / 2020	95,824	80,267	70,220	81,015
CAM Holding S.A.	4.55% / 14.16%	2016 / 2020	42,534	65,747	31,948	24,905
Adexus S.A.	3.63% / 5.90%	2016 / 2019	-	56,693	-	17,696
GMD S.A.	5.56% / 6.60%	2016 / 2017	30,107	25,319	-	-
CONCAR S.A.	6.00%	2017	-	11,152	-	-
CAM Servicios Perú S.A.	6.05% / 7.27%	2016	-	5,779	-	-
GMI S.A.	5.56% / 6.55%	2016	714	2,432	-	-
Norvial S.A.	8.37%	2016	54,706	-	-	-
			1,082,860	958,952	397,211	825,411

                    As of September 30, 2016, the Company maintained unused credit limits for S/3,952 million, which expire within one year (S/4,666 million as of December 31, 2015).

b)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At September	At December	At September
	31, 2015	30, 2016	31, 2015	30, 2016

Total loans	1,781,356	2,025,220	1,802,183	2,117,226

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.5% and 13.1% (4.8% and 13.1% in 2015). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	September	December	September	December	September
	31, 2015	30, 2016	31, 2015	30, 2016	31, 2015	30, 2016

GyM Ferrovías (a)	607,868	605,040	31,546	21,759	576,322	583,281
Norvial (b)	186,223	366,944	5,537	22,795	180,686	344,149
	794,091	971,984	37,083	44,554	757,008	927,430

a)  GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At September 30, 2016 the Group made a payment of S/32.9 million.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At September 30, 2016 the balance includes accrued interest payable for S/30.2 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

b)	Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23; the second disbursement of S/100 million was on January 25, 2016; the third disbursement of S / 80 million was received in July 2016. The issues costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.7 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At September 30, 2016 the balance included interest payables for S/5.1 million (S/2.7 million at December 31, 2015)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of June 31,2016 and December 31,2015 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at September 30, 2016 amounted to S/1,145 million (at December 31,2015 amounted to S/769.5 million), which has been calculated based on the discounted cash flows, using rates between 3.72% and 7.69% (rates between 4.88% and 8.89% at December 31,2015 ) which are within level 2 of the fair value hierarchy.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December 31, 2015	At September 30, 2016
Current portion	13,468	16,912
Non-current portion	35,618	23,548
	49,086	40,460

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The movement of this item for the period ended September 30, 2015 and 2016 is as follows:

		Contingent	Provisions	Provision
	Legal	liabilities from	for the acquisition	for well
	claims	acquisitions	of CAM	closure	Total

At January 1, 2015	13,056	25,927	12,152	7,210	58,345
Additions	2,110	-	-	591	2,701
Translation adjustment	(46)	(5,723)	914	-	(4,855)
Reversals	-	-	(5,613)	-	(5,613)
Payments	(1,072)	-	-	(4)	(1,076)
At September 30, 2015	14,048	20,204	7,453	7,797	49,502

At January 1, 2016	15,000	22,960	3,819	7,307	49,086
Additions	3,508	1,562	-	400	5,470
Translation adjustment	471	1,888	295	-	2,654
Reversals	(237)	(13,882)	(2,061)	-	(16,180)
Payments	(299)	(271)	-	-	(570)
At September 30, 2016	18,443	21,012	2,053	7,707	40,460

Reversals for the period ended September 30, 2016 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/2.1 million. (S/5.6 million as of September 30, 2015).

15	CAPITAL

As of December 31, 2015 and September 30, 2016, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2015, the amount of 250,860,370 common shares is represented by 50,172,074 ADSs, at 5 shares per ADS.

As of September 30, 2016, the amount of 265,369,155 common shares is represented by 53,073,831 ADSs, at 5 shares per ADS.

16	EXPENSES BY NATURE

For the period ended September 30, 2015 and 2016, this item comprises:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	Cost of
	services	Administrative
	and goods	expenses

2015
Inventories, materials and consumables used	639,824	-
Personnel charges	1,664,353	158,721
Services provided by third-parties	2,237,150	102,203
Taxes	15,960	825
Other management charges	386,138	16,697
Depreciation	145,846	12,360
Amortization	55,652	5,805
Impairment	5,302	-
	5,150,225	296,611

2016
Inventories, materials and consumables used	566,846	-
Personnel charges	1,060,428	168,522
Services provided by third-parties	1,693,085	82,134
Taxes	14,078	6,512
Other management charges	262,978	13,088
Depreciation	136,323	11,767
Amortization	55,682	6,592
Impairment	1,592	16
	3,791,012	288,631

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended September 30, 2016, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31,2016 is 20.91% (66.82% for the period ended September 30, 2015). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of September 30, 2016, contingencies held by the Group are substantially the same as those existing as of December 31, 2015.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$344.7 million.

19	DIVIDENDS

For the period ended September 30, 2016 , the Group has paid dividends to its non-controlling subsidiaries participate by S/19.6 million (S/4.3 million for the same period in 2015).

Dividends from the year ended December 31, 2015, of S/0.0467 per share totaling S/ 30,853,485 were approved at the General Shareholders’ meeting held on March 29, 2016, and and was paid on April 27, 2016.

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between September 30, 2016 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the fairness of the financial statements issued.